UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549, U.S.A.

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 13)

ATARI, INC.

(F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04651M 20 4
(CUSIP Number)

David Gardner
Infogrames Entertainment SA
1 place Verrazzano
69252 Lyon Cedex 09 France
+33 (0) 4 37 64 30 00

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael G. Kalish
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

March 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Schedule 13D

1	NAME OF REPORTING PERSON		INFOGRAMES ENTERTAINMENT SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION		FRANCE

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER	6,926,245[1]

	8	SHARED VOTING POWER	26,000[2]

	9	SOLE DISPOSITIVE POWER	6,926,245[3]

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,952,245[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.6%[5]

14	TYPE OF REPORTING PERSON		CO

_________________________

[1]
Represents 6,926,245 shares of Common Stock (the “CUSH Owned Shares”) directly held by California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames following the reverse split of the Company’s Common Stock on January 3, 2007.

[2]	Represents a proxy for the vote of 26,000 shares of Common Stock (the “Cayre Director Proxy Shares”) held by the Cayre family.
[3]	Represents the CUSH Owned Shares.
[4]	Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.
[5]
Based on 13,477,920 shares of the Company’s Common Stock outstanding as of February 11, 2008, as reported by the Company in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

1	NAME OF REPORTING PERSON		CALIFORNIA U.S. HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION		CALIFORNIA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER	6,926,245[6]

	8	SHARED VOTING POWER	26,000[7]

	9	SOLE DISPOSITIVE POWER	6,926,245

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,952,245[8]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		51.6%[9]

14	TYPE OF REPORTING PERSON		CO

_________________________

[6]	Represents the 6,926,245 CUSH Owned Shares following the reverse split of the Company’s Common Stock on January 3, 2007.
[7]	Represents the 26,000 Cayre Director Proxy Shares.
[8]	Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.
[9]
Based on 13,477,920 shares of the Company’s Common Stock outstanding as of February 11, 2008, as reported by the Company in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

This Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003, as amended by Amendment No. 6 filed with the SEC on February 24, 2004, as amended by Amendment No. 7 filed with the SEC on June 18, 2004, as amended by Amendment No. 8 filed with the SEC on January 14, 2005, as amended by Amendment No. 9 filed with the SEC on January 18, 2005, as amended by Amendment No. 10 filed with the SEC on September 22, 2005, as amended by Amendment No. 11 filed with the SEC on April 18, 2006 and as amended by Amendment No. 12 filed with the SEC on October 10, 2007 (as so amended, the “Schedule 13D”), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Atari, Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the “Company”). The address of the principal executive offices of Atari, Inc. is 417 Fifth Avenue, New York, NY 10016. Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

This item is hereby amended and restated in its entirety to read as follows:

(a)
Infogrames Entertainment SA (“Infogrames”) and California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames (previously the Schedule 13D “Purchaser” and henceforth “CUSH”, and together with Infogrames, the “Filing Persons”).

(b)
The address of the principal office of Infogrames is 1, Place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016.

(c)	The principal business activities of the Filing Persons is the holding of equity interests in companies engaged in the business of development and distribution of computer software.
(d)	During the past five years, neither of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Neither of the Filing Persons is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

(f)	Infogrames is a société anonyme organized under the laws of France. CUSH is a California corporation.

Set forth on Exhibit 1 to this Amendment No. 13, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.

To the best of the Filing Persons’ knowledge none of the Filing Persons’ directors or executive officers during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In the event the proposed transaction described in the proposal letter were to be completed, Infogrames would utilize its working capital to complete the proposed transaction. In the event the proposed transaction were completed through CUSH, CUSH would use monies loaned or provided to it by Infogrames.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following paragraphs:

On March 5, 2008, Infogrames delivered to the board of directors of the Company a letter (the “Proposal Letter”), setting forth a non-binding proposal pursuant to which Infogrames and/or its affiliates would potentially acquire the remaining equity interests of the Company (other than shares of common stock held by Infogrames or its affiliates, which would be canceled) at $1.68 per share. A copy of the Proposal Letter is attached hereto as Exhibit 99.10 and incorporated herein by reference. The Proposal Letter states that no binding obligation on the part of any person will arise with respect to the Proposal Letter unless and until a separate definitive agreement regarding the transaction proposed in the Proposal Letter is executed and delivered and all conditions contained in such agreement are satisfied. No guarantees can be given that the transaction proposed in the Proposal Letter will be consummated. Infogrames reserves the right in its sole discretion to withdraw the Proposal Letter and/or to modify the proposal contained in the Proposal Letter in any way as a result of negotiations or for any reason at all, or to submit alternative proposals to the board of directors of the Company. In the event Infogrames and the Company were to effect a transaction consistent with the proposal set forth in the Proposal Letter, the Filing Persons expect that the Company would become a wholly-owned direct or indirect subsidiary of Infogrames, the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would be terminated and the Common Stock would be delisted from the NASDAQ Global Market.

The Filing Persons review on a regular basis their investment in the Company and the Company’s business affairs and prospects, financial position and capital requirements. Based on such review, as well as general economic, market and industry conditions and prospects existing at the time, other developments concerning the Company and its businesses generally, other business opportunities available to the Filing Persons, changes in law and government regulations, general economic conditions, and money and stock market conditions, including the market price of the securities of the Company, the Filing Persons may consider from time to time alternative courses of action. Such actions may include the acquisition of additional shares of the Common Stock or other securities of the Company directly from the Company, through open market purchases, in privately negotiated transactions, through a tender offer or exchange offer or merger, reorganization or comparable transaction or otherwise. These actions, including actions related to the proposal submitted to the board of directors of the Company in the Proposal Letter or other proposals submitted in addition to or in lieu of the proposal contained in the Proposal Letter, may constitute a “going-private transaction” and/or could result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from the NASDAQ Global Market or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Alternatively, the Filing Persons may, subject to market conditions and other considerations, sell all or a portion of the securities of the Company owned by the Filing Persons in the open market, in privately negotiated transactions, through a public offering or otherwise.  In the event that the Filing Persons were to sell a significant portion of their shares, it could give rise to the expiration of the (a) Distribution Agreement between the Company and Infogrames, dated December 16, 1999 and (b) Distribution Agreement between the Company and Infogrames, dated October 2, 2000, each of which occurs on the latter of either seven years after the execution date of the particular agreement or such date that Infogrames and its affiliates hold less than 25% of the voting stock of the Company.

Except as set forth in this Amendment No. 13, the Filing Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to add the following statements to each of the following paragraphs:

(a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based solely on the number of shares of Common Stock reported as outstanding as of February 11, 2008, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended December 31, 2007 as filed with the SEC on February 13, 2008.

Infogrames is the beneficial owner of 6,952,245 shares of Common Stock by virtue of its ownership of 100% of the capital stock of CUSH, such Common Stock representing 51.6% of the outstanding shares of the Company.

Except as disclosed in this Item 5(a), neither of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Amendment No. 13 beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

(b) The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 13 and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Amendment No. 13 presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c) The responses of the Filing Persons to Item 4 hereof are incorporated herein by reference.

Except as disclosed in this Amendment No. 13, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e) Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Chart Regarding Executive Officers and Directors of Filing Persons.*

Exhibit 27
First Amendment dated July 1, 2001 to Distribution Agreement between Infogrames Entertainment S.A. and GT Interactive Software Corp. dated as of December 16, 1999 (incorporated by reference to Exhibit 10.24a to Form 10-K filed with the SEC on September 12, 2000).

Exhibit 28
Second Amendment to Distribution Agreement between Infogrames Entertainment S.A. and GT Interactive Software Corp. dated as of December 16, 1999 (incorporated by reference to Exhibit 10.26a to Form 10-K filed with the SEC on September 26, 2001).

Exhibit 29
Amended Distribution Agreement between Infogrames Entertainment S.A. and Infogrames, Inc., dated as of October 2, 2000 (incorporated by reference to Exhibit 10.3 to Form 10-K filed with the SEC on June 6, 2004).

Exhibit 99.10	Proposal Letter from Infogrames to Board of Directors of Company, dated March 5, 2008.*

* filed with this Amendment

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008	By:	INFOGRAMES ENTERTAINMENT SA

	By:	/s/ David Gardner
David Gardner Chief Executive Officer

Dated: March 6, 2008	By:	CALIFORNIA U.S. HOLDINGS, INC.

	By:	/s/ David Gardner
David Gardner Chairman and Chief Executive Officer